EXHIBIT 12

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Six
						Months	Months
	Years Ended December 31,					Ended	Ended
	2007	2008	2009	2010	2011	6/30/2012	6/30/2012
EARNINGS
Income Before Income Taxes	$195,613	$166,801	$201,263	$210,898	$252,618	$364,794	$223,835
Fixed Charges (as below)	178,067	225,573	215,640	217,500	217,280	213,432	106,997
Total Earnings	$373,680	$392,374	$416,903	$428,398	$469,898	$578,226	$330,832

FIXED CHARGES
Interest Expense	$165,405	$209,733	$202,426	$207,649	$204,623	$201,748	$103,252
Credit for Allowance for Borrowed Funds Used During Construction	6,962	9,040	6,014	2,251	6,257	5,284	545
Estimated Interest Element in Lease Rentals	5,700	6,800	7,200	7,600	6,400	6,400	3,200
Total Fixed Charges	$178,067	$225,573	$215,640	$217,500	$217,280	$213,432	$106,997

Ratio of Earnings to Fixed Charges	2.09	1.73	1.93	1.96	2.16	2.70	3.09